WESTERN COPPER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3
Telephone: (604) 684-9497
Facsimile: (604) 669-2926

INFORMATION CIRCULAR

(As at May 18, 2011, except as indicated)

Western Copper Corporation ("Western Copper" or the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on June 23, 2011 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail or by hand at:

Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

Fax within North America: 1-866-249-7775 Fax outside North America: 416-263-9524 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares") of which 91,827,070 Common Shares are issued and outstanding. Persons who are registered shareholders of Common Shares at the close of business on May 19, 2011 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

The proposed nominees in the list that follows are, in the opinion of the Company, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as directors, if elected. Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is set out in the table below. All such nominees were elected to the Board at the 2010 annual meeting of shareholders of the Corporation.

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly (2)
Dale Corman Chair, CEO, and Director British Columbia, Canada	Chairman of the Board and Chief Executive Officer of Western Silver Corporation.	April 2006	5,132,400
Robert Byford (3) (4) Director British Columbia, Canada	Chartered Accountant; former partner with KPMG LLP	September 2009	50,000
Robert Gayton (3) (5) Director British Columbia, Canada	Chartered Accountant; financial consultant to the mineral exploration and technology industries since 1990.	May 2006	67,900
Ian Watson (4) (5) Director London, England	Chairman of Agrifirma Brazil Ltd.	March 2010	900,000 (6)
David Williams (3) (4) Director Ontario, Canada	President of Roxborough Holdings Limited, a private company since 1995.	May 2006	725,000 (7)
Klaus Zeitler (5) Director British Columbia, Canada	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	May 2006	35,000

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Common shares beneficially owned, controlled or directed, directly or indirectly, as at May 18, 2011 based upon information obtained from System for Electronic Disclosure by Insiders. Unless otherwise indicated, such shares are held directly.

(3)	Member of Audit Committee.

(4)	Member of Corporate Governance and Nominating Committee.

(5)	Member of Compensation Committee.

(6)	Of these shares, 650,000 are held indirectly in the name of Ian Watson Insurance Trust, a trust of which Mr. Watson is a discretionary beneficiary.

(7)	Of these shares, 150,000 are held indirectly in the name of Seed Foundation, a private company controlled by Mr. Williams.

Dale Corman, B.Sc., P.Eng.
Director, Chairman of our Board of Directors, and Chief Executive Officer

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Robert M. Byford, FCA
Director

Mr. Byford is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford is a director of Goldgroup Mining Inc. [TSX:GGA].

Robert Gayton, B.Comm., Ph.D., FCA
Director, Chairman of our Audit Committee

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Ian Watson
Director

Mr. Watson began his career in stockbroking and investment banking in Canada where he became one of the five Executive Committee members of Burns Fry (now BMO Nesbitt Burns). He was a director of Northern Dynasty Minerals from 2003 - 2007, a director of UraMin Inc. from 2005 – 2007, and Chairman and Managing Director of Galahad Gold PLC from 2003 – 2008. Mr. Watson is currently Chairman of Agrifirma Brazil Ltd., Lancelot Capital Limited, Lancelot Gold Limited, and Spanish Mountain Gold Ltd [TSXV:SPA].

David Williams, LL.B., MBA
Director

Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a director of Radiant Energy Corporation [TSV:RDT], Resin Systems Inc. [TSX:RS], Atlantis Systems Corp. [NEX:AIQ.H], Newport Partners Income Fund [TSX:NPF.UN], and Roador Inc. [TSX-V:RDR]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D.
Director

Dr. Zeitler was the founder and CEO of Inmet from 1987 - 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President, CEO, and director of Amerigo Resources [TSX:ARG] and he is the Chairman and director of Candente Copper Corp. [TSX:DNT], Los Andes Copper Ltd. [TSV:LA], and Rio Alto Mining Limited [TSV:RIO].

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of the reporting issuers when the following events occurred:

On June 30 2010, Roador was delisted from the TSX Venture Exchange for failure to file financial statements. The OSC and BSC issued cease trade orders on Roador in early February 2011. Roador continues as a viable business and is in the process of seeking an alternate exchange listing. The cease trade orders are still in effect.

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

Ian Watson was a director of Aduronet Transport Limited from November 1999 until February 10, 2000. Aduronet Transport Limited was a subsidiary of Aduronet Limited, which was a private equity backed start-up venture that carried on business as providers of virtual private network and web hosting services. A provisional liquidator was appointed to the Aduronet group on February 8, 2001 following the failure of the group to secure second round financing from private equity investors. An order was made for the winding up of Aduronet Transport Limited on July 25, 2001.

As a director of Global Light Telecommunications Inc. ("Global") and Highpoint Telecommunications Inc. ("HIT") (a subsidiary of Global for the period from 1997 to 2001) Ian Watson also served as a director of a number of their respective subsidiaries, including Peach Technologies (Europe) Limited ("Peach") and Highpoint Carrier Services Europe Limited ("HCSEL"). Although Ian Watson resigned as a director of Global in December 2000 and HTI in May 2002, he remained a director of the subsidiary companies Peach and HCSEL at the time that the companies entered insolvent liquidation on May 30, 2001. The estimated deficiencies of HCSEL and Peach (excluding amounts owing to companies within the group) were £198,581 and £53,572 respectively.

Axxon Holdings Company BV, Axxon Telecom SA, Kast Telecom Europe BV and Kast Telecom Europe SA were all affiliates of Global and HTI. Each of these companies was a member of the Kast group which was established in 2000 as a European-based intelligent data competitive local exchange carrier to develop broadband local loop access services. Ian Watson was a director of each of the companies at the time that receivers were appointed by Nortel Networks Optical Components Limited to recover a credit facility of 17.6 million Euros owing by the Kast group.

Other than disclosed above, no proposed director:

a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”), or chief financial officer (“CFO”) of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity of director, CEO or CFO, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(ii)

was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted form an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, CEO or CFO of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Western Copper is an exploration and development company directly engaged in advancing its mineral properties to production. The Company holds significant copper, gold, and molybdenum resources in four Canadian properties: the Casino Project and the Carmacks Copper Project in the Yukon, the Island Copper property in British Columbia and the Redstone property in the Northwest Territories.

The recent boom in the mining industry in recent years has created a competitive environment for qualified individuals. To be successful, Western Copper must offer compensation that is competitive with other companies of similar size and structure. Due to its small size and stage of development (i.e. exploration company), Western Copper’s process for determining executive compensation is relatively basic. The Company’s compensation program is not based on specific criteria or formal objectives. The Company’s Board of Directors (the “Board”) relies primarily on Board discussion to set salary levels and determine discretionary awards. The performance indicators used to assess executive officers are more subjective than they might be in larger operating companies. The Board believes that this process is appropriate given the Company’s size and stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, including stock options, the Compensation Committee reviews the compensation levels of directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of three independent directors who meet at least twice annually. One or more of these meetings may occur within regular Board meetings. Ian Watson was appointed to the committee in August 2010. Robert Gayton was last appointed to the committee in August 2010. He previously served on the committee from 2006 to 2007. Klaus Zeitler has served on the committee since June 2007. Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of companies in the mining industry. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Role of the Executive Officers

The Company’s Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, bonuses, and stock option grants. The Chief Executive Officer also makes recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Objectives and Overview of the Compensation Program

The objective of the Company’s compensation program is to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company’s overall compensation:

  Compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;
  The compensation program should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives. The two-year vesting period of stock option awards ensures that executives have the incentive to increase the price of the Company’s shares over a period of time; and
  Compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2010, Western Copper’s executive compensation program consisted of the following elements:

  Base Salaries;
  Bonuses;
  Stock options; and
  Other compensation, including perquisites such as medical benefits.

Western Copper’s strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table”, below, are referred to as the “Named Executive Officers” or “NEO’s”.

Base Salaries

Base salaries are a key element of the Company’s compensation package because they are the first base measure to compare relative to peer groups. Salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The Board establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry. No formal benchmarking is performed.

Paul West-Sells’ salary increased from $180,000 to $200,000 in July 2010 following his promotion from Executive Vice President Corporate Development to President and Chief Operating Officer. This was the only change to NEO base salary levels for the financial year ended December 31, 2010.

Bonuses

Bonuses are a variable element of compensation designed to reward the Company’s Named Executive Officers for contributing to the overall value of the Company. These bonuses are discretionary awards.

Bonuses are at the discretion of the Board. The Board awards bonuses through discussion, taking into account each NEO’s overall performance during the year and general market conditions.

The Company awarded a total of $62,200 in bonuses to its Named Executive Officers during the financial year ended December 31, 2010. $63,000 was awarded during the financial year ended December 31, 2009.

Stock Options

Stock options are a variable and discretionary element of compensation intended to reward the Company’s Name Executive Officers for their contribution toward the Company’s sustained growth and increases in the Company’s stock value.

The Company’s stock option plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the number of stock options to be granted to the Named Executive Officers, the Board takes into account the number of stock options, if any, previously granted to each Named Executive Officer, and the exercise price of any outstanding stock options to closely align the interests of the executive officers with the interests of shareholders and to ensure that such grants are in accordance with the policies of the TSX. See the "Summary Compensation Tables" herein for the list of stock options granted to executive officers during the year-ended December 31, 2010.

Other Compensation/Perquisites

The Company’s executive employee benefit program includes life, medical, dental and disability insurance and parking privileges. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Performance Graph

The following performance graph illustrates the Company's cumulative total shareholder return to December 31, 2010 (assuming reinvestment of dividends, if any, on each dividend payment date) on a $100 investment in the Company's Shares on May 15, 2006, the day the Company began trading, compared to the return on a comparable investment in the S&P/TSX Composite Index. The share trading data is as reported by the TSX.

From May 15, 2006, the Company’s first day of trading, to December 31, 2010, Western Copper’s share price, like the value of the S&P/TSX Composite Index, has been volatile. A significant portion of the NEO compensation is in the form of stock options. This form of compensation is tied directly to Western Copper’s share price.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on December 31, 2008 (the "New Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the two most recently completed financial year of the Company (to the extent required by the New Form 51-102F6) in respect of each Named Executive Officer.

Summary Compensation Table for financial year(s) ending on or after December 31, 2009

					Non-Equity Incentive
					Plan Compensation
				Option-		($)
			Share-	Based		Long-
Name and			Based	Awards	Annual	term	Pension	All Other	Total
Principal		Salary	Awards	(1)	Incentive	Incentive	Value	Compensation	Compensation
Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Dale Corman Chief Executive Officer (2)	2010	200,000	Nil	17,472	20,000	Nil	Nil	Nil	237,472
	2009	200,000	Nil	12,000	Nil	Nil	Nil	Nil	212,000
Julien François VP Finance and Chief Financial Officer	2010	150,000	Nil	58,240	15,000	Nil	Nil	Nil	223,240
	2009	143,750	Nil	30,000	15,000	Nil	Nil	Nil	188,750
Paul West-Sells President and Chief Operating Officer	2010	189,167	Nil	72,800	18,900	Nil	Nil	Nil	280,867
	2009	180,000	Nil	30,000	18,000	Nil	Nil	Nil	228,000
Cameron Brown(3) VP Engineering	2010	91,750	Nil	87,360	8,300	Nil	Nil	Nil	187,410
	2009	53,630	Nil	20,000	750	Nil	Nil	Nil	74,280
Jonathan Clegg (3) VP Engineering	2010	80,680	Nil	Nil	Nil	Nil	Nil	Nil	80,680
	2009	150,000	Nil	30,000	15,000	Nil	Nil	Nil	195,000

(1)

These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the stock options.

(2)	Dale Corman also serves a director of the Company, but receives no compensation for services as a director.

(3)	Jonathan Clegg resigned as VP Engineering on June 30, 2010. Cameron Brown was appointed VP Engineering on July 16, 2010. Until such date, Mr. Brown worked part-time for the Company.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted share-based awards.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)
Dale Corman	200,000	2.00	May 16, 2011	132,000
	25,000	1.88	June 6, 2012	19,500
	25,000	1.25	June 24, 2013	35,250
	30,000	0.60	May 12, 2014	61,800
	30,000	0.86	July 16, 2015	54,000
Julien François	150,000	2.00	May 16, 2011	99,000
	75,000	1.88	June 6, 2012	58,500
	75,000	1.25	June 24, 2013	105,750
	75,000	0.60	May 12, 2014	154,500
	100,000	0.86	July 16, 2015	180,000
Paul West-Sells	100,000	1.25	January 22, 2012	141,000
	50,000	1.88	June 6, 2012	39,000
	75,000	1.25	June 24, 2013	105,750
	75,000	0.60	May 12, 2014	154,500
	125,000	0.86	July 16, 2015	225,000
Cameron Brown	150,000	2.00	May 16, 2011	99,000
	75,000	1.88	June 06, 2012	58,500
	75,000	1.25	June 24, 2013	105,750
	50,000	0.60	May 12, 2014	103,000
	150,000	0.86	July 16, 2015	270,000
Jonathan Clegg	150,000	2.00	May 16, 2011	99,000
	75,000	1.88	June 06, 2012	58,500
	75,000	1.25	June 24, 2013	105,750
	75,000	0.60	May 12, 2014	154,500

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $2.66, and the exercise price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During The Year (1) ($)
Dale Corman	21,582
Julien François	53,955
Paul West-Sells	53,955
Cameron Brown	35,970
Jonathan Clegg	53,955

(1)

This amount is calculated by obtaining the difference between the closing market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the closing market price on the vesting date, no value is ascribed to the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Named Executive Officers’ employment agreements provide for a severance payment upon Change of Control. To be entitled to the severance payment, the NEO must resign or be terminated within 6 months of the Change of Control. If a NEO resigns or is terminated within that period, the NEO is entitled to the severance payment.

All NEO’s, except for the Chief Executive Officer, Dale Corman, will receive their salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of the NEO’s base salary for a period of twenty four (24) months and the amount of Benefits reasonably calculated to be payable to the Employee for a period of twenty four (24) months.

Dale Corman, the Chief Executive Officer, will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of the NEO’s base salary for a period of thirty six (36) months and the amount of Benefits reasonably calculated to be payable to the Employee for a period of thirty six (36) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

A “Change of Control” is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of the Company.

The Named Executive Officers’ employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the “Date of Termination”), each NEO is entitled to a payment consisting of:

a) the NEO’s salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b) the salary that would otherwise have been payable to the NEO for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month’s salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following a NEO’s termination without cause, the NEO would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Estimated Incremental Payment on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that the Change of Control occurred on December 31, 2010.

	Dale Corman	Julien François	Paul West-Sells	Cameron Brown
Severance Period	36 months	24 months	24 months	24 months
Severance Payment	$600,000	$300,000	$400,000	$300,000
Unvested Stock Options (1)	$75,012	$232,530	$277,530	$305,020
Benefits (2)	$21,577	$12,135	$22,167	$27,102
Total	$696,589	$544,665	$699,697	$632,122

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares at close of market on December 31, 2010 and the exercise price of the options under the option-based award on the vesting date.

(2)	This amount includes health and medical plan premiums.

Estimated Incremental Payment on Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon Termination without cause assuming that the Date of Termination was December 31, 2010.

	Dale Corman	Julien François	Paul West-Sells	Cameron Brown
Severance Period	10 months	10 months	10 months	10 months
Severance Payment	$166,700	$125,000	$166,700	$125,000
Unvested Stock Options (1)	$75,012	$232,530	$277,530	$305,020
Benefits (2)	$6,000	$5,100	$9,200	$11,300
Total	$247,712	$362,630	$453,430	$441,320

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares at close of market on December 31, 2010 and the exercise price of the options under the option-based award on the vesting date. If the stock options are not “in-the-money”, no value is ascribed to options held.

(2)	This amount includes health and medical plan premiums.

DIRECTOR COMPENSATION

Standard Compensation Arrangements

Each non-executive director of the Company currently receives an annual retainer fee of $20,000, paid quarterly, meeting fees for each Board or committee of the Board meeting attended to a maximum of $800 per day, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. The Chair of the Audit Committee, Dr. Gayton, receives an additional of $5,000 per year, paid quarterly. Directors who are employees of the Company, such as Mr. Corman, receive no additional compensation for serving on the Board.

Summary Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert Byford	28,800	17,472	Nil	46,272
Robert Gayton	33,000	17,472	Nil	50,472
Ian Watson	19,000	166,802	Nil	185,802
David Williams	28,000	17,472	Nil	45,472
Klaus Zeitler	24,800	17,472	Nil	39,272

(1)	Relevant disclosure has been provided in the Summary Compensation Table for financial year(s) ending on or after December 31, 2009 for Dale Corman who is a director and a Named Executive Officer.

(2)

These amounts represent the fair value of stock options granted to the respective director measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. None of these stock options vested during the financial year ended December 31, 2010. The dollar amount in this column represents the total value ascribed to the stock options.

Incentive Plan Awards - Outstanding Option-Based Awards

Non-executive directors are also eligible to receive stock options under the Company’s Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. The Company has not granted any share-based awards.

During the financial year ended December 31, 2010, each non-executive director received stock options for the purchase of 30,000 shares in their capacity as directors of Western Copper. The stock options were granted on July 16, 2010 at an exercise price of $0.86 and vest in three equal segments after 12, 18, and 24 months, respectively. All stock options expire after a period of 5 years.

In addition, Ian Watson was granted 100,000 stock options at an exercise price of $1.90 when he was appointed to the Board on March 30, 2010. The stock options vest in three equal segments after 12, 18, and 24 months, respectively. All stock options expire after a period of 5 years.

The following table sets forth information concerning all awards outstanding under stock-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
Robert Byford	100,000	2.02	October 19, 2014	64,000
	30,000	0.86	July 16, 2015	54,000
Robert Gayton	100,000	2.00	May 16, 2011	66,000
	25,000	1.88	June 6, 2012	19,500
	25,000	1.25	June 24, 2013	35,250
	30,000	0.60	May 12, 2014	61,800
	30,000	0.86	July 16, 2015	54,000
Ian Watson	100,000	1.90	March 30, 2015	76,000
	30,000	0.86	July 16, 2015	54,000
David Williams	100,000	2.00	May 16, 2011	66,000
	25,000	1.88	June 6, 2012	19,500
	25,000	1.25	June 24, 2013	35,250
	30,000	0.60	May 12, 2014	61,800
	30,000	0.86	July 16, 2015	54,000
Klaus Zeitler	100,000	2.00	May 16, 2011	66,000
	25,000	1.88	June 6, 2012	19,500
	25,000	1.25	June 24, 2013	35,250
	30,000	0.60	May 12, 2014	61,800
	30,000	0.86	July 16, 2015	54,000

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $2.66, and the exercise price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director	Option-Based Awards - Value Vested During The Year (1) ($)
Robert Byford	Nil
Robert Gayton	21,582
Ian Watson	Nil
David Williams	21,582
Klaus Zeitler	21,582

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	4,203,334	$1.41	4,945,449

The Company’s stock option plan (the “Stock Option Plan”) was last approved by shareholders on June 24, 2009. Based on the Company’s Stock Option Plan, the Company may grant stock options for the purchase of up to 10% of issued and outstanding capital at the time of grant. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. Additional stock options may be granted as additional shares are issued.

As of May 18, 2011, there are 2,850,600 stock options granted under the Stock Option Plan, representing approximately 3.1% of the Company's issued and outstanding share capital of 92,815,570 Common Shares. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Stock Option Plan, the Company can issue a further 6,430,957 stock options.

OPTION REPRICINGS

The Company did not reprice any stock options during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was first appointed in 2006.

MANAGEMENT CONTRACTS

No management function of the Company or subsidiary is performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

AUDIT COMMITTEE

The Company's Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees is contained in the Company's Annual Information Form (“AIF”) for the year ended December 31, 2010. The Company’s AIF is available under the Company's profile on SEDAR at www.sedar.com.

The members of the Audit Committee are Robert Gayton (Chairman), Robert Byford, and David Williams, all of whom are independent.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices in Schedule A, attached to this information circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.westerncoppercorp.com. Comparative financial information is provided in the Company’s audited annual consolidated financial statements and management discussion and analysis for the most recently completed financial year. Both of these documents are filed on SEDAR.

Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company's financial statements and management discussion and analysis.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

Dale Corman
Chief Executive Officer and Chairman of the Board of Directors

Vancouver, British Columbia
May 18, 2011

SCHEDULE A - CORPORATE GOVERNANCE PRACTICES TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101			WESTERN COPPER CORPORATION (the "Company" or "Corporation")
1.	Board of Directors
	(a)	Disclose the identity of the directors who are independent.	The Board of directors of the Corporation (the “Board”) considers that Robert Byford, Robert Gayton, Ian Watson, David Williams, and Klaus Zeitler are independent within the meaning of NI 58-101.

	(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination	The Board considers that Dale Corman is not an independent director and has a material relationship with the Company because of his position as Chief Executive Officer of the Corporation.

	(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The majority of the directors are independent. The Board is composed of six directors, five of whom are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.	The following directors currently serve on the Board of the reporting issuers listed below:

Dale Corman Spanish Mountain Gold Ltd.

Robert Byford Goldgroup Mining Inc.

Robert Gayton Amerigo Resources Ltd. B2 Gold Corp. Eastern Platinum Limited Nevsun Resources Ltd. Quaterra Resources Inc. Silvercorp Metals Inc.
Ian Watson Agrifirma Brazil Ltd. Lancelot Capital Limited Lancelot Gold Limited Spanish Mountain Gold Ltd.
David Williams Atlantis Systems Corp. Newport Partners Income Fund Radiant Energy Corp. Resin Systems Inc. Roador Inc. SQI Diagnostic Inc.
Klaus Zeitler Amerigo Resources Ltd. Candente Copper Corp. Los Andes Copper Ltd. Rio Alto Mining Limited

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors meet in camera, as required, at the end of each board meeting without management present. The independent directors also communicate and/or meet informally outside of Board and committee meetings to discuss company matters.

The Audit Committee holds in-camera sessions without management present following each of its meetings.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The chair of the Board, Dale Corman, is not an independent director for the purposes of NI 58-101. The Board is considering the appointment of an independent lead director

The Board provides leadership to its independent directors by promoting frank discussion inside and outside of formal Board meetings, by encouraging independent directors to bring forth agenda items, and by providing independent directors with access to senior management, outside advisors,, and unfettered access to information regarding the Company’s activities.

(g)	Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.	During the financial year ended December 31, 2010, the Board held 5 meetings and the Audit Committee held 4 meetings. The Compensation Committee held one meeting. The Corporate Governance and Nominating Committee held one meeting. Many matters delegated to the committees are discussed and approved at Board meetings. The Board considers this method to be appropriate given the Board’s small size.

Board
		Dale Corman (Chair)	5 of 5
		Robert Byford	5 of 5
		Robert Gayton	5 of 5
		Ian Watson[1]	4 of 5
		David Williams	4 of 5
		Klaus Zeitler	5 of 5

Audit Committee
		Robert Gayton (chair)	4 of 4
		Robert Byford	4 of 4
		David Williams	4 of 4

Compensation Committee
			Robert Gayton	1 of 1
			Klaus Zeitler	1 of 1
			Ian Watson[2]	0 of 1

Corporate Governance and Nominating Committee
			Robert Byford	1 of 1
			Ian Watson[2]	0 of 1
			David Williams	1 of 1

(1) Mr. Watson was not appointed to the Board until after the first Board meeting.

(2) There was no meeting subsequent to Mr. Watson’s appointment.
2.	Board Mandate

	(a)	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has responsibility for the supervision and management of Western Copper’s business. It has adopted a formal mandate setting out the Board’s responsibilities.

The text of the Board mandate can be found on the Company’s website at www.westerncoppercorp.com.
3.	Position Descriptions

	(a)	Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The primary role of the chair of the Board and each committee is managing the affairs of the Board or committee, including ensuring the Board or committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in its Charter.

	(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has adopted a formal written description for the CEO position. The CEO’s duties and responsibilities are outlined in his employment agreement.

4.	Orientation and Continuing Education

	(a)	Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board; and (ii) the nature and operations of the issuer’s business.	New Board members are provided with technical reports, the Company’s internal financial information, and access to management, technical experts, and consultants.

	(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's properties.

Board meetings include presentations by the Company’s senior management in order to give the directors full insight into the Company’s operations. Board members have full access to the Company's records. Directors attend conferences and seminars relevant to their particular expertise.
5.	Ethical Business Conduct

	(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a Code of Business Conduct (the "Code"). All directors, management, and employees must abide by the Code.

		(i) disclose how a person or company may obtain a copy of the code;	The Code is available under the Company's profile at www.sedar.com and on the Company’s website at www.westerncoppercorp.com.

		(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	The Board has instructed management to bring any breaches of the Code to the attention of the chair of the Board and the chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously through the Company’s whistleblower hotline. The Board keeps a record of departures from the Code as well as waivers requested and granted.

		(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There was no required material change report filed by the Company since the beginning of the most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Corporate Governance and Nominating Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

All directors, officers, and employees are provided a copy of the Code and are expected and required to adhere to the highest ethical standards.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, or internal controls, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. Complaints may also be made internally.
6.	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Board and the Corporate Governance and Nominating Committee identify potential Board candidates by determining the perceived needs of the Board and consulting with members of the Board and representatives of the mining industry for possible candidates that will meet the Board’s requirements.

	(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The members of the Corporate Governance and Nominating Committee are Robert Byford, Ian Watson, and David Williams, all of whom are independent directors.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance and Nominating Committee is responsible for evaluating the effectiveness of the Company’s corporate governance practices, assessing the effectiveness of the Board, and recommending changes to the Board, as required.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Board and the Compensation Committee determine compensation for the Company’s directors and executive officers by reviewing compensation paid for directors and executive officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive officers while taking into account the financial and other resources of the Company.

Further information regarding compensation paid to directors and executives is available in the Executive Compensation and Director Compensation sections of this Information Circular.

	(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The members of the Compensation Committee are Robert Gayton, Ian Watson, and Klaus Zeitler, all of whom are independent. The Compensation Committee is appointed by the Board to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including stock option and benefit plans.

	(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Company has not retained a compensation consultant or advisor since the since the beginning of the issuer’s most recently completed financial year.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board committees consist of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.
9.	Assessments

	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	The Board conducts informal annual assessments of the Board's effectiveness, including each of its committees and individual directors. As part of the assessments, the Board and its committees compare their performance to their role and responsibilities as set out in their respective mandate or charter. Assessment of individual directors is performed through informal discussion with the chair.

The Audit Committee conducts an annual review and assessment of its performance, including compliance with its role and responsibilities as set out in its charter.